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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: John Hancock Collateral Investment Trust

3.	Securities and Exchange Commission File No.: 811-22303

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application       [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

197 Clarendon Street

Boston, MA 02216

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Carolyn M. Flanagan, Esq.

Manulife Asset Management (US) LLC

197 Clarendon Street

Boston, Massachusetts 02116

(617) 375-1547

Email: cflanagan@manulifeam.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

John Hancock Advisers, LLC

601 Congress Street

Boston, Massachusetts 02210

(617) 663-3000

Manulife Asset Management (US) LLC

197 Clarendon Street
Boston, Massachusetts 02116

(617) 375-1500

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end         [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Manulife Asset Management (US) LLC

197 Clarendon Street

Boston, Massachusetts 02116

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Placement Agent:	John Hancock Funds, LLC 601 Congress Street Boston, MA 02210

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes         [X] No

If Yes, for each UIT state: N/A

Name(s):

File No.: 811- __________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes      [ ] No

If Yes, state the date on which the board vote took place: February 12, 2015

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes      [X ] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: No shareholder vote was required under the fund’s Declaration of Trust. In addition, all shareholders redeemed out of the fund prior to the Liquidation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes        [X] No. All shareholders redeemed out of the fund prior to the Liquidation.

(a) If Yes, list the date(s) on which the fund made those distributions: N/A

(b) Were the distributions made on the basis of net assets? N/A

[ ] Yes       [ ] No

(c) Were the distributions made pro rata based on share ownership? N/A

[ ] Yes       [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes         [X] No. However, the redemptions prior to the Liquidation were made in kind. The redeeming shareholders were all affiliates by virtue of being other registered funds managed by the investment adviser or an affiliate of the adviser or being the transfer agent of the fund, all under common control with the investment adviser.

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes [X] No. The fund paid all of its net assets to the fund’s shareholders in connection with the redemptions prior to the Liquidation. Cash in the amount specified in Item 20(a) is being retained by the fund to cover expenses accrued in the normal course of business and expenses accrued in connection with the Liquidation.

If No,

(a) How many shareholders does the fund have as of the date this form is filed? 0

(b) Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes     [ ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Cash totaling $132,582.12

(b) Why has the fund retained the remaining assets?

To cover payment of final accrued expenses.

(c) Will the remaining assets be invested in securities?

[ ] Yes     [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes     [ ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Debt/Liability Description	Amount
Prepaid Insurance Expense	$24,185.59
Accrued SEC Registration Fee Expense	$1,779.01
Accrued Custodian Expense	$32,570.39
Accrued Transfer Agent Expense	$8,491.92
Accrued Offering Expense	$371.88
Accrued Audit Expense	$14,249.69
Accrued Trustee Expense	$365.52
Accrued Trustee Fee	$2,999.78
Accrued Miscellaneous Expense	$295.70
Accrued Legal Fees Expense	$44,300.15
Accrued Administration Expense	$2,972.49

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Payment of outstanding liabilities will be made with the cash retained by the fund in the amount specified in Item 20(a) and Item 21(a) above.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $20,000 which is included in the Accrued Legal Fees Expense described in Item 21(a) above.

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $20,000

(b)	How were those expenses allocated? Expenses were all allocated to the fund.

(c)	Who paid those expenses? The fund.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes          [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes         [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes         [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only N/A

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of John Hancock Collateral Investment Trust, (ii) she is the Secretary and Chief Legal Officer of John Hancock Collateral Investment Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Carolyn M. Flanagan

Carolyn M. Flanagan

Date: March 13, 2015